Exhibit 3

Suite 920-475 West Georgia Street Vancouver, BC V6B 4M9	Tel: 1-604-689-0234 Fax: 1-604-688-0094

FOR IMMEDIATE RELEASE

PERU COPPER ANNOUNCES RESULTS OF PRE-FEASIBILITY STUDY

Annual Copper Production 601 Million Lbs. at Cash Cost of US 51.4 cents/lb

Vancouver, British Columbia, Canada, February 9, 2006, Peru Copper Inc. (TSX:PCR, PCR.WT / AMEX:CUP, CUP.WS / LIMA BOLSA:CUP) (“Peru Copper” or the “Company”) announced today that it has completed a pre-feasibility study on the Toromocho Project (the “Project”). In the opinion of Peru Copper, the results confirm an economically viable, world class copper and molybdenum mining operation at Morococha, Peru under various development options.

At an estimated average annual production rate of 272,788 tonnes of copper and 5,387 tonnes of molybdenum for 21 years, the Project pre-feasibility study estimates a Net Present Value (NPV) of US$814 million from commencement of construction and an after-tax Internal Rate of Return (IRR) of 16.0%.

The Company’s Chairman, J. David Lowell said “We are extremely pleased that the pre-feasibility study has confirmed Peru Copper’s view of the robust economics of the Toromocho Project. As we now begin work on a full feasibility study, we will continue to consider several options available to us to further reduce the capital and operating costs of the Project. We believe that the positive results of the pre-feasibility study prove that Toromocho is one of the best, large, economically viable copper deposits available in the world today.”

PROJECT ECONOMICS

In the opinion of Peru Copper, the pre-feasibility study’s discounted cash flow analysis indicates that the Toromocho Project’s economics are excellent. Using base assumptions of a copper price of $1.10/lb.; a molybdenum price of $10.00/lb.; a silver price of $6.50/oz.; and a discount rate of 8%, the Project has an estimated Net Present Value of US$814 million and an estimated after-tax IRR of 16%. Recent metal prices are considerably higher than those used in the pre-feasibility study. On February 3, 2006 copper was $2.31/lb., molybdenum was $36/lb. (based on a molybdic oxide price of $24/lb.) and silver was $9.74/oz.

The project is levered to increases in the price of copper as shown in the following matrix of estimated financial outcomes at various assumed prices and discount rates.

	Commodity Price Assumptions
CU ($/lb.)	$.95	$1.10	$1.25
MO ($/lb.)	10.00	10.00	10.00
AG ($/oz.)	6.50	6.50	6.50

IRR	12.4%	16.0%	19.3%

Real Discount rate	NPV (US$ million)
7%	$556	$994	$1,430
8%	418	814	1,208
9%	299	658	1,015

Further sensitivity matrices are contained in the pre-feasibility study report.

Capital Costs

Total capital expenditures for the Project are estimated (to an intended overall level of accuracy of –10% to +25%) at $1.524 billion and are segmented as follows:

US$ million
Mine capital cost	$231.8
Direct capital cost	784.2
Indirect capital cost	242.8
Owner, tailings and SX-EW capital cost	265.2

TOTAL	$1,524.0

This implies a total construction cost of $5,587 per tonne of estimated average annual copper production.

Operating Costs

The pre-feasibility study results indicate that the Toromocho Project will be a low cost copper producer. Pretax operating costs for Toromocho are estimated to be 51.4 cents per pound ($1,133 per tonne) of copper produced over the life of the mine. The cost including worker’s participation, government royalties and income taxes is estimated to be 68.3 cents per pound ($1,508 per tonne) of copper produced.

The pre-feasibility economic study assumes a Peruvian income tax rate of 30%, a worker’s participation payment of 8% of pretax profits, and a flat exchange rate of 3.31 soles to the U.S. dollar.

PROJECT DESCRIPTION & PRE-FEASIBILITY OUTCOMES

Resources

The pre-feasibility study contains mineral resource estimates estimated by Independent Mining Consultants, Inc. (“IMC”). IMC’s estimate of the mineral resource for Toromocho is 1.834 billion tonnes of measured and indicated mineral resources, and an additional 241 million tonnes of inferred mineral resources. Within this mineral resource is a central core of measured and indicated mineral resources of 967 million tonnes at a grade of 0.60% Cu, 0.023% Mo, and 8.1 gm/t Ag, resulting in a copper equivalent of 0.88% Cu, using a 0.60% Cu equivalent cutoff grade.

The pre-feasibility study’s financial model assumes a 21 year period of operation beginning in 2010 and is based on measured and indicated resources. The additional inferred resources of 241 million tonnes are not included in the pre-feasibility study mine plan.

Independent Mining Consultants mineral resource estimate (as of 05/10/2005)

Measured mineral resource						Contained metal
Equivalent copper cutoffs	(million tones)	Total copper (%)	Moly (%)	Silver (g/t)	Equivalent copper (%)	Copper (million lbs)	Moly (million lbs)	Silver (million ozs)
plus 0.60%	209	0.66	0.025	6.7	0.95	3,041	115	45
0.27% to 0.59%	89	0.33	0.012	5.0	0.45	647	24	14

TOTAL PLUS 0.27%	298	0.56	0.021	6.2	0.80	3,688	139	59

Indicated mineral resource						Contained metal
Equivalent copper cutoffs	(million tonnes)	Total copper (%)	Moly (%)	Silver (g/t)	Equivalent copper (%)	Copper (million lbs)	Moly (million lbs)	Silver (million ozs)
plus 0.60%	758	0.58	0.023	8.5	0.86	9,692	384	207
0.27% to 0.59%	778	0.32	0.009	5.3	0.45	5,489	154	133

TOTAL PLUS 0.27%	1,536	0.45	0.016	6.9	0.65	15,181	538	340

Measured + indicated mineral resource						Contained metal
Equivalent copper cutoffs	(million tonnes)	Total copper (%)	Moly (%)	Silver (g/t)	Equivalent copper (%)	Copper (million lbs)	Moly (million lbs)	Silver (million ozs)
plus 0.60%	967	0.60	0.023	8.1	0.88	12,733	499	252
0.27% to 0.59%	867	0.32	0.009	5.3	0.45	6,136	178	147

TOTAL PLUS 0.27%	1,834	0.47	0.016	6.8	0.68	18,869	677	399

Inferred mineral resource						Contained metal
Equivalent copper cutoffs	(million tonnes)	Total copper (%)	Moly (%)	Silver (g/t)	Equivalent copper (%)	Copper (million lbs)	Moly (million lbs)	Silver (million ozs)
plus 0.27%	241	0.41	0.010	8.3	0.57	2,178	53	64

Source: Independent Mining Consultants, Inc. For further information concerning the mineral resource estimate, including key assumptions and parameters, please refer to the press release of the Company dated October 5 , 2005 available at www.sedar.com.

Additional drilling and resource analysis work has been completed since the resource calculation used in the pre-feasibility study was completed. The Company expects that the additional drilling information and updated mineral resource estimates will be used by Independent Mining Consultants in Tucson, Arizona to prepare an updated mineral resource model in the first quarter of 2006. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mining

The Company believes that the mining process will be typical of a large hard rock porphyry open pit operation. The production schedule is estimated to deliver a nominal 150,000 tonnes-per-day (54.75 million tonnes per year) of sulfide mill ore to the primary crushers, while other material is stockpiled or leached.

The Toromocho Project has the advantage of a waste-to-ore stripping ratio which, in the opinion of IMC, is very low overall at about 0.57 to 1. In addition, pre-mine stripping is only about 63 million tonnes and can be easily accomplished in the year before milling operations begin.

Production

Based on the assumed mine plan, the pre-feasibility study estimates annual average production of 258,514 tonnes of copper in concentrate and 14,274 tonnes of copper in cathode for a total of 272,788 tonnes, or 601 million pounds, over an estimated 21 year mine life. Metallurgical testing has been successful in producing copper concentrates using a traditional flotation process. Using locked cycle flotation test results on representative rock type composites and estimates of percentage contribution of the rock types to the mineable resource, average recoveries to final concentrate of copper, silver and molybdenum are estimated to be 89.5% for copper, 56.5% for silver and 52.3% for molybdenum at an estimated average copper grade of 26.5%.

Infrastructure

The Toromocho Project is adjacent to Peru’s paved Central Highway and a railway operating between the La Oroya smelter and Lima, both of which connect the Morococha mining district to Lima and the port of Callao. Substantial additional infrastructure is in place with water, power and skilled labor available in the vicinity of the Project.

NEXT STEPS TO DEVELOPMENT

Peru Copper is committed to developing Toromocho on a fast track basis. However, the Company also recognizes that as a world class deposit, it may be of more value for a major company to develop, or assist in developing the Toromocho Project. Consequently, Peru Copper has retained UBS Investment Bank as its financial advisor to review strategic alternatives and has contacted a number of parties that have expressed an interest in exploring alternatives with the Company.

The Company’s Chairman, J. David Lowell said, “Given its size, grade, low stripping ratio, long life and excellent economics, Toromocho is clearly one of the best undeveloped copper projects in the world and we look forward to seeing the mine fully developed.”

Peru Copper will host a conference call and webcast on Thursday February 9th, 2006 at 11:00 am (Pacific) or 2:00 pm (Eastern) to discuss the results. Call-in and webcast information is provided at the bottom of this release.

The pre-feasibility study identifies several “pre-investment” activities which are required prior to proceeding to the construction phase of project implementation. A full feasibility study will commence immediately to confirm and further refine key assumptions, conclusions, and recommendations from the pre-feasibility study including further metallurgical testing to confirm process parameters.

The pre-feasibility study comprises several studies prepared by Independent Mining Consultants (mining and mining plan), Minerals Advisory Group (“MAG”) (metallurgy), Montgomery, Watson Harza (tailings impoundment), Errol L. Montgomery & Associates (hydrology) and SNC-Lavalin Chile S.A. (Cu-Mo process plant, infrastructure and environmental and permit issues). SNC-Lavalin Chile S.A. (“SNC-Lavalin”) also compiled the conclusions of the above studies along with the preliminary capital and operating cost (incorporating costs estimated by Peru Copper and the other consultants named above). SNC-Lavalin Capital Inc. conducted an initial economical evaluation which was incorporated in the pre-feasibility study.

Peru Copper intends to file a National Instrument 43-101 technical report regarding the pre-feasibility study within 45 days. Mr. John Marek, Professional Engineer, of IMC is the independent “qualified person”, within the meaning of National Instrument 43-101, that prepared the updated mineral resource estimate and he has reviewed and approved the content of this press release. For sampling and assaying information please refer to the IMC Technical Report dated August 25th, 2004 which is available on SEDAR (www.sedar.com). Mr. J.W. Gulyas, Professional Engineer, of SNC-Lavalin is the independent “qualified person”, within the meaning of National Instrument 43-101, that reviewed the engineering report on the process plant and he has reviewed and approved the content of this press release. Dr. Martin C. Kuhn, P.E. of MAG is the independent “qualified person” within the meaning of National Instrument 43-101 that prepared the report of metallurgical investigations and has reviewed and approved the disclosure of applicable metallurgical data.

For further information please contact Patrick De Witt, Director of Investor Relations at (604) 689-0234 or patrick@perucopper.com.

Conference Call / Webcast

Call-in details for the conference call are:

Date:	February 9th, 2006

Time:	11 am (Pacific) / 2pm (Eastern)

Number:	416-644-3431

Toll Free:	800-814-4860

To access the webcast:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1367960

Webcast participants are invited to take part in the question and answer period that will follow the Company’s presentation, by emailing questions to info@perucopper.com. Please identify your email as a webcast question in the subject line. Peru Copper will attempt to answer as many questions as possible, but if your question is not answered during the webcast event, it will be addressed directly as promptly as possible following the event.

A replay of this conference call will be available from Wednesday February 9, 2006 to February 23, 2006 and will be posted on Peru Copper’s website: www.perucopper.com. The replay numbers are:

Numbers:        416-640-1917 and 1-877-289-8525

Passcode:       21176751#

Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral deposit”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form F-1 Registration Statement, File No. 333-121527, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of copper and molybdenum, the timing of exploration activities, the mine life of the Toromocho Project, the economic viability and estimated internal rate of return of the Toromocho Project, the estimation of mineral reserves and mineral resources, the results of drilling, estimated future capital and operating costs, future stripping ratios, projected mineral recovery rates and Peru Copper’s commitment to, and plans for developing, the Toromocho Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “can”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Peru Copper to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the exploration and potential development of the Toromocho Project, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, as well as those factors discussed in the section entitled “Risk Factors” in the Form F-1 as on file with the Securities and Exchange Commission in Washington, D.C. and in the section entitled “Narrative Description of the Business – Risks of the Business” in the Annual Information Form of the Company dated March 24, 2005. Although Peru Copper has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Peru Copper does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.